SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at July 20, 2006

ROCKWELL VENTURES INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: July 20, 2006

* Print the name and title of the signing officer under his signature.

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VI ANNOUNCES RVI ANNOUNCES RVI ANNOUNCES

Rockwell Ventures Inc.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 681- 2741
Toll Free 1 800 667- 2114
www.rockwellventures.com

ROCKWELL ANNOUNCES PRODUCTION AND THE RECOVERY
OF HIGH VALUE DIAMONDS FROM
SOUTH AFRICAN ALLUVIAL MINING OPERATIONS

July 20, 2006, Vancouver, BC - Rockwell Ventures Inc. (TSX Venture: RVI; OTCBB: RVINF) ("Rockwell" or the "Company") and Durnpike Investments (Pty) Limited ("Durnpike"), a private South African company, are pleased to report results from the Holpan, Klipdam and Wouterspan properties near Kimberley in South Africa.

Ongoing trial mining activities at the combined Holpan-Klipdam operation yielded 1795.16 carats of predominantly gemstone diamonds during the month of June, including an exceptional 43.96 carat,
D-colour stone, valued at US$10,755.86 per carat.

The average tender price for diamond production sold at the end of June was US$1399 per carat, representing a 55% premium on the average value of US$900 per carat estimate arrived at by Rockwell during its due diligence evaluation of the past Holpan-Klipdam diamond production. Run of mine production was also higher than anticipated at 343,000 tonnes of gravel treated and recovered grade was consistent at 0.53 carats per hundred tonnes.

At the third operation, Wouterspan, 196,838 tonnes of gravel were mined and treated during the month of June, yielding 703 carats for a grade of 0.36 carats per hundred tonnes. This included individual gemstones of 22.61, 22.76, and 57.33 carats, as well as a lesser quality boart diamond of 98.24 carats.

The Wouterspan operation achieved an average sales price of US$1724 per carat from the sale of the June diamond production. Run of mine production, diamond grade, and average diamond values were all well above the estimates made for this deposit during the due diligence studies, with the average diamond value (US$1724 per carat) exceeding the original estimate of US$1250 per carat by 38%.

On June 30th, 2006 Rockwell announced that it had entered into an Agreement-in-Principle with Durnpike to acquire (the "Acquisition") interests and/or rights in four alluvial diamond properties in Southern Africa:

  Holpan/Klipdam Property in South Africa
  Wouterspan Property in South Africa
  Kwango River Project in the Democratic Republic of Congo
  Galputs Mineral Project in South Africa

The relevant due diligence studies are contained in the National Instrument 43-101 Technical Reports for each of the projects referred to above. These technical reports have been filed, and are available for review on SEDAR (www.sedar.com).

Closing of the Acquisition is expected to occur on or before October 31, 2006. Completion of the Acquisition is subject to, among other things, receipt of the required regulatory approvals, including the approval of the TSX Venture Exchange. (Please refer to the news release dated June 30, 2006 for a more detailed description of the Acquisition)

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at 604-684-6365 or within North America at
1-800-667-2114.

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.